UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHINA XINGBANG INDUSTRY GROUP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16951W104
(CUSIP Number)

World Achiever Limited
P.O. Box 957, Offshore Incorporations Centre,
Road Town Tortola,
British Virgin Islands

With a copy to:

Barry I. Grossman, Esq.
Adam Mimeles, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017
Tel: 212 370 1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 16951W 104

(1)	Name of Reporting Person World Achiever Limited

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8,000,000(1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 8,000,000(1)

	(10)	Shared Voting Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.85%*

(14)	Type of Reporting Person OO

(1) Mr. Zhan is the sole director of World Achiever Limited and the record holder of 100% of its capital stock and may be deemed beneficial owner of such shares in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

 * Percentage is calculated on the basis of 81,244,000 shares of Common Stock outstanding as of January 31, 2012.

CUSIP No. 16951W 104

(1)	Name of Reporting Person Xiaole Zhan

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8,000,000 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Voting Power 8,000,000 (1)

	(10)	Shared Voting Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.85%*

(14)	Type of Reporting Person IN

(1) Mr. Zhan is the sole director of World Achiever Limited and the record holder of 100% of its capital stock and may be deemed beneficial owner of such shares in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

* Percentage is calculated on the basis of 81,244,000 shares of Common Stock outstanding as of January 31, 2012.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value 0.001 per share (“Common Stock’), of China Xingbang Industry Group Inc. (the “Company”).  The principal executive office of the Company is located at /F West Tower, Star International Mansion, No.6-20 Jinsui Rd.,Tianhe District, Guangzhou, Guangdong Province, PRC.

Item 2.	Identity and Background

(a) This Schedule13D is filed on behalf of World Achiever Limited and Xiaole Zhan (each individually as a “Reporting  Person” and collectively as the “Reporting Persons”).

(b) The business address of World Achiever Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town Tortola, British Virgin Islands.

(c) World Achiever Limited is a holding company whose principal business is to hold, transact and dispose of the Common Stock.  Mr. Xiaole Zhan is the sole director of World Achiever Limited and the record holder of 90% of its capital stock.  Mr. Xiaole Zhan is a director and Marketing Manager of the Company.

(d) None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Xiaole Zhan is a citizen of the People’s Republic of China and World Achiever Limited is a company formed under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the closing (the “Closing”) of the transactions contemplated by that certain Share Exchange Agreement dated May 13, 2011 (the “Share Exchange Agreement” and such transactions, the “Share Exchange”) by and among the Company, Xing Bang Industry Group Limited, a British Virgin Islands holding company (“Xingbang BVI”) and shareholders of Xingbang BVI (“Xingbang BVI Shareholders”), the shareholders of Xingbang BVI exchanged 100% of the issued share capital of Xingbang BVI, valued at $80,000, for 79,999,000 shares of Common Stock of the Company.

Item 4.	Purpose of Transaction

The purpose of the Share Exchange was for the Company to acquire 100% ownership of Xingbang BVI, and for Xingbang BVI Shareholders to obtain a controlling interest in the Company. The Reporting Persons acquired the securities set forth in this Schedule 13D for investment purposes and to effect the Share Exchange.

At the date of this Schedule 13D, neither of the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional securities of the Company;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Company;

(f)  any other material change in the Company’s business or corporate structure;

(g)  changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Xiaole Zhan beneficially owns 8,000,000 shares of Common Stock, representing 9.85% of the issued and outstanding shares of Common Stock. Mr. Xiaole Zhan has sole voting power and dispositive power of all the shares of Common Stock he beneficially owns.

(b)       (i) World Achiever Limited beneficially owns 8,000,000 shares of Common Stock.

            (ii) Mr. Xiaole Zhan may be deemed the beneficial owner of the 8,000,000 shares of Common Stock as sole director of World Achiever Limited, pursuant to Rule 13d-3 of the Act.

(c)  Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(c)    N/A

(d)   N/A

(e)   N/A

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1-  Share Exchange Agreement dated May 13, 2011 by and among the Company, Xingbang BVI and Xingbang BVI Shareholders.*

Exhibit 99.2  Joint Filing Agreement. **

*incorporated by reference to the Company’s Registration Statement on Form 10-12g filed with the SEC on June 6, 2011

** filed herein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2012	World Achiever Limited. By: /s/ Xiaole Zhan Xiaole Zhan Title: Sole Director

February 3, 2012	By: /s/ Xiaole Zhan Xiaole Zhan